Free Writing Prospectus pursuant to Rule 433 dated September 23, 2024

Registration Statement No. 333-269296

Digital Commodity-Linked Notes due

OVERVIEW

The notes do not bear interest. The amount that you will be paid on your notes on the stated maturity date is based on the performance of the of the settlement price of the first or second nearby West Texas Intermediate (WTI) light sweet crude oil futures contract as measured from the trade date to and including the determination date.

If the final underlier level on the determination date is greater than or equal to 70% of the initial underlier level, the return on your notes will be positive and you will receive the maximum settlement amount for each $1,000 face amount of your notes.

If the final underlier level declines by more than 30% from the initial underlier level, the return on your notes will be negative. You could lose your entire investment in the notes.

You should read the accompanying preliminary pricing supplement dated September 20, 2024, which we refer to herein as the accompanying preliminary pricing supplement, to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc.

KEY TERMS
CUSIP / ISIN:	40058FAY9 / US40058FAY97
Company (Issuer):	GS Finance Corp.
Guarantor:	The Goldman Sachs Group, Inc.
Underlier:

the relevant nearby West Texas Intermediate (WTI) light sweet crude oil futures contract (WTI crude oil futures contract) as traded on the New York Mercantile Exchange (NYMEX) (Bloomberg symbol, “CL1 <Cmdty>” or “CL2 <Cmdty>”)

Payment amount at maturity (for each $1,000 face amount of your notes):
●
if the underlier return is greater than or equal to -30% (the final underlier level is greater than or equal to 70% of the initial underlier level), the maximum settlement amount; or
●
if the underlier return is negative and is below -30% (the final underlier level is less than the initial underlier level by more than 30%), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the underlier return.

Threshold level	70% of the initial underlier level
Threshold settlement amount:	$1,112
Maximum settlement amount:	the threshold settlement amount
Initial underlier level:	to be determined on the trade date and will be an intra-day level or the closing level of the underlier on the trade date
Final underlier level:	the closing level of the underlier on the determination date
Underlier return:	the quotient of (i) the final underlier level minus the initial underlier level divided by (ii) the initial underlier level, expressed as a percentage
Trade date:	expected to be September 23, 2024
Settlement date:	expected to be September 26, 2024
Determination date:	expected to be October 23, 2025
Stated maturity date:	expected to be October 28, 2025
Closing level of the underlier:

on any day, the closing level of the first nearby WTI crude oil futures contract on such day as determined by the calculation agent unless such day falls on or after the last trading day during which trading may take place for the first nearby WTI crude oil futures contract, as determined by the calculation agent, in which case the closing level of the underlier will be the closing level of the second nearby WTI crude oil futures contract on such day as determined by the calculation agent

Estimated value range:	$920 to $950 (which is less than the original issue price; see accompanying preliminary pricing supplement)

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.

Free Writing Prospectus pursuant to Rule 433 dated September 23, 2024

Registration Statement No. 333-269296

Hypothetical Payment Amount At Maturity

Hypothetical Final Underlier Level (as a % of the Initial Underlier Level)	Hypothetical Payment Amount at Maturity (as a % of Face Amount)
175.000%	111.200%
150.000%	111.200%
125.000%	111.200%
110.000%	111.200%
100.000%	111.200%
90.000%	111.200%
75.000%	111.200%
70.000%	111.200%
69.999%	69.999%
50.000%	50.000%
25.000%	25.000%
10.000%	10.000%
0.000%	0.000%

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.

About Your Notes

GS Finance Corp. and The Goldman Sachs Group, Inc. have filed a registration statement (including a prospectus, as supplemented by the prospectus supplement, commodity terms supplement no. 8,998 and preliminary pricing supplement listed below) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus, prospectus supplement, commodity terms supplement no. 8,998 and preliminary pricing supplement, and any other documents relating to this offering that GS Finance Corp. and The Goldman Sachs Group, Inc. have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at sec.gov. Alternatively, we will arrange to send you the prospectus, prospectus supplement, commodity terms supplement no. 8,998 and preliminary pricing supplement if you so request by calling (212) 357-4612.

The notes are part of the Medium-Term Notes, Series F program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This document should be read in conjunction with the following:

•
Preliminary pricing supplement dated September 20, 2024
•
Commodity terms supplement no. 8,998 dated February 13, 2023
•
Prospectus supplement dated February 13, 2023
•
Prospectus dated February 13, 2023

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.

RISK FACTORS

An investment in the notes is subject to risks. Many of the risks are described in the accompanying preliminary pricing supplement, accompanying commodity terms supplement no. 8,998, accompanying prospectus supplement and accompanying prospectus. Below we have provided a list of certain risk factors discussed in such documents. In addition to the below, you should read in full “Additional Risk Factors Specific to Your Notes” in the accompanying preliminary pricing supplement and “Additional Risk Factors Specific to the Notes” in the accompanying commodity terms supplement no. 8,998, as well as the risks and considerations described in the accompanying prospectus supplement and accompanying prospectus.

The following risk factors are discussed in greater detail in the accompanying preliminary pricing supplement:

Risks Related to Structure, Valuation and Secondary Market Sales

▪   The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes

▪   The Notes Are Subject to the Credit Risk of the Issuer and the Guarantor

▪   The Cash Settlement Amount Payable on Your Notes Is Not Linked to the Closing Level of the Underlier at Any Time Other Than the Determination Date

▪ You May Lose Your Entire Investment in the Notes

▪   The Return on Your Notes May Change Significantly Despite Only a Small Change in the Underlier Level

▪   Your Notes Do Not Bear Interest

▪   The Potential for the Value of Your Notes to Increase Will Be Limited

▪   We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

▪   There Are Risks Associated with a Concentrated Investment in a Single Commodity

▪   The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors

▪   If the Level of the Underlier Changes, the Market Value of Your Notes May Not Change in the Same Manner

▪   You Have No Rights with Respect to Any Underlier Commodity or Rights to Receive Any Underlier Commodity

▪   If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected

Additional Risks Related to the Underlier

▪   There Are Risks Associated with an Investment Linked to the Prices of Commodities Generally

▪   Commodity Prices as Well as the Underlier Level May Change Unpredictably, Affecting the Value of Your Notes in Unforeseeable Ways

▪   The Underlier May Continue to be Volatile and May be Affected by Factors Specific to Its Market, Which May Have an Adverse Effect on the Market Value of Your Notes

▪   There Are Specific Risks Associated with WTI Crude Oil and the WTI Crude Oil Futures Contract

▪   Your Notes Are Linked to a Futures Contract and Not to the Spot Price of WTI Crude Oil

▪   If the First Nearby Futures Contract is Used to Calculate the Closing Level of the WTI Crude Oil Futures Contract, Such Closing Level May Be More Volatile Than if Another Nearby WTI Crude Oil Futures Contract Had Been Used

▪   If the Second Nearby Futures Contract For the Commodity Futures Contract is Used on the Determination Date, Any Downward Trend In Its Underlying Commodity May Be Amplified Relative to the First Nearby Futures Contract Of The Commodity Futures Contract

Risks Related to Tax

▪   The Tax Consequences of an Investment in Your Notes Are Uncertain

▪   Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

The following risk factors are discussed in greater detail in the accompanying commodity terms supplement no. 8,998:

Risk Overview

▪   Other Investors in the Notes May Not Have the Same Interests as You

▪   Hedging Activities by Goldman Sachs or Our Distributors May Negatively Impact Investors in the Notes and Cause Our Interests and Those of Our Clients and

▪   You Should Expect That Goldman Sachs Personnel Will Take Research Positions, or Otherwise Make Recommendations, Provide Investment Advice or Market Color or Encourage Trading Strategies That Might Negatively Impact Investors in the Notes

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.

Counterparties to be Contrary to Those of Investors in the Notes

▪   Goldman Sachs’ Trading and Investment Activities for its Own Account or for its Clients Could Negatively Impact Investors in the Notes

▪   Goldman Sachs’ Market-Making Activities Could Negatively Impact Investors in the Notes

▪   The Offering of the Notes May Reduce an Existing Exposure of Goldman Sachs or Facilitate a Transaction or Position That Serves the Objectives of Goldman Sachs or Other Parties

▪   Past Performance Is No Guide to Future Performance

▪   The Calculation Agent Will Have the Authority to Make Determinations That Could Affect the Market Value of Your Notes, When Your Notes Mature and the Amount, If Any, Payable on Your Notes

▪   The Calculation Agent Can Postpone the Determination Date, Averaging Date, Call Observation Date or Coupon Observation Date If a Non-Trading Day Occurs and Can Postpone the Determination Date, Averaging Date, Call Observation Date, Coupon Observation Date or Measurement Period Observation Date If a Market Disruption Event Occurs or Is Continuing

▪   Legal and Regulatory Changes Could Adversely Affect the Return on and Value of Your Notes

▪   Ongoing Commodities-Related Regulatory Investigations And Private Litigation Could Affect Prices for Commodities and Futures Contracts, Which Could Adversely Affect Your Notes

▪   Information on the Underlier or Underliers May Not Be Readily Available

▪   Suspensions or Disruptions of Market Trading in the Underlier, Underliers or Underlier Commodities May Adversely Affect the Value of Your Notes

▪   As a Holder of Notes, You Will Not Have Any Rights Against the Publishers of the Prices of the Underlier Commodities, Physical Commodities or Commodity Futures Contracts To Which Your Notes Are Linked

▪   Commodity Markets May Be Subject to Limit Prices

▪   The Underlier May Include, or May in the Future Include, Contracts That Are Not Traded on Regulated Futures Exchanges

Additional Risks Relating to Commodity Futures Contracts

▪   Your Notes Are Not Regulated by the Commodity Futures Trading Commission

▪   A Difference in the Future Prices of Commodities Relative to Their Current Prices May Lead to a Decrease in the Return on Your Notes

▪   Commodity Futures Contracts Are Not Assets with Intrinsic Value

▪   “Backwardation” or “Contango” in the Market Prices of the Commodities Contracts May Affect the Value of an Underlier

▪   Your Notes May Not Benefit From a Positive Roll Yield

▪   Economic or Political Events or Crises Could Result in Large-Scale Purchases or Sales of the Underlier, Which Could Affect the Price of Such Underlier and May Adversely Affect the Value of an Investment in the Notes

▪   Substantial Sales of the Underlier by Governments or Public Sector Entities Could Result in Price Decreases, Which Would Adversely Affect the Value of an Investment in the Notes

The following risk factors are discussed in greater detail in the accompanying prospectus supplement:

▪   The Return on Indexed Notes May Be Below the Return on Similar Securities

▪   The Issuer of a Security or Currency That Serves as an Index Could Take Actions That May Adversely Affect an Indexed Note

▪   An Indexed Note May Be Linked to a Volatile Index, Which May Adversely Affect Your Investment

▪   An Index to Which a Note Is Linked Could Be Changed or Become Unavailable

▪   We May Engage in Hedging Activities that Could Adversely Affect an Indexed Note

▪   Information About an Index or Indices May Not Be Indicative of Future Performance

▪   We May Have Conflicts of Interest Regarding an Indexed Note

The following risk factors are discussed in greater detail in the accompanying prospectus:

Risks Relating to Regulatory Resolution Strategies and Long-Term Debt Requirements

▪   The application of regulatory resolution strategies could increase the risk of loss for holders of our securities in the event of the resolution of Group Inc.

▪ The application of Group Inc.’s proposed resolution strategy could result in greater losses for Group Inc.’s security holders.

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.